

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

March 5, 2009

Mr. Anthony K. Slater
Pike Electric Corporation
100 Pike Way
PO Box 868
Mount Airy, NC 27030

> **RE:** **Pike Electric Corporation**
> **Form 10-K for the fiscal year ended June 30, 2008**
> **Filed September 5, 2008**
> **File #1-32582**

Dear Mr. Slater:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding comments on the financial statements and related matters, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747 or Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or, in his absence, Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

John Cash
Accounting Branch Chief